UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 18, 2018 Husky Energy Inc. issued a press release advising that it has drilled a successful appraisal well in the South China Sea offshore China, made a discovery in the Atlantic region offshore Newfoundland and Labrador and signed two new Production Sharing Contracts (PSCs) in Asia. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: May 18, 2018		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Announces Exploration Success in Asia Pacific and Atlantic Regions; Signs New PSCs in Asia

Husky Energy has drilled a successful exploration well in the South China Sea offshore China, made a discovery in the Atlantic region offshore Newfoundland and Labrador and signed two new Production Sharing Contracts (PSCs) in Asia.

ASIA PACIFIC REGION

Exploration Success

A successful exploration well has been drilled on Block 15/33 in the South China Sea, about 160 kilometres southeast of Hong Kong. Early results from the first of two exploration wells drilled on the 155 square-kilometre block demonstrated four oil-bearing zones with a combined thickness of about 70 metres. Water depth is approximately 80 metres. Further testing is under way to assess potential commercial development.

Following completion of the test phase, a second exploration well targeting a separate structure on the block is planned. The Company also plans to drill two exploration wells at the nearby Block 16/25 in the second half of 2018.

Husky has a working interest of 100 percent. In the event of a commercial discovery, its partner CNOOC Limited may assume up to 51 percent. Exploration cost recovery from production would be allocated to Husky.

New PSCs signed in South China Sea

Husky and its partner have also signed two Production Sharing Contracts (PSCs) for Blocks 22/11 and 23/07 in the Beibu Gulf area of the South China Sea. Block 22/11 covers an area of 1,663 square kilometres with a water depth of 40-80 metres and Block 23/07 covers an area of 1,210 square kilometres with a water depth of 20-40 metres.

Under the PSCs, Husky will act as operator during the exploration period. Upon entering a development phase, CNOOC Limited may assume a participating interest up to 51 percent.

ATLANTIC REGION

Husky’s latest discovery is located approximately 10 kilometres north of the SeaRose FPSO (floating production, storage and offloading) vessel. The White Rose A-24 exploration well drilled in the second quarter of 2018 encountered more than 85 metres of oil-bearing sandstone and the discovery continues to be evaluated. Husky has a 68.875 percent ownership interest in White Rose A-24, with partners Suncor Energy (26.125 percent) and Nalcor Energy Oil and Gas (five percent).

Investor and Media Inquiries:

Rob Knowles, Manager, Investor Relations

587-747-2116

Mel Duvall, Manager, Media & Issues

403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended.

The forward-looking statements contained in this news release are forward-looking and not historical facts.

In particular, forward-looking statements in this news release include, but are not limited to, references to drilling plans at Block 15/33 and Block 16/25 and the timing thereof.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2017 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

2      HUSKY ENERGY